Exhibit 99.6

GDF SUEZ consortium wins bid for the privatisation of

Singapore’s largest power company

Bangkok, 5th September 2008 - GDF SUEZ – holding 30% in a consortium with Marubeni Corporation (Marubeni-30%), The Kansai Electric Power Co. (Kansai-15%), Kyushu Electric Power Co. (Kyushu-15%) and Japan Bank for International Cooperation (JBIC-10%) has executed a share purchase agreement on 5 September 2008, with Temasek Holdings (Temasek), for the acquisition of all shares in Senoko Power (Senoko). Temasek is an Asian investment house headquartered in Singapore. Senoko is Singapore’s largest power generator with about 30% of generation market share in 2007. Senoko is also a large retailer in the industrial and commercial segment of the market.

Senoko owns and operates a unique portfolio of generation units – primarily gas- fired combined cycle plants. Located mainly in the Northern part of Singapore, these facilities have a combined capacity of 3,300 MW1.

Senoko plans to utilize the Liquified Natural Gas (LNG ) to be sold by British Gas and shipped through the first LNG terminal in Singapore, that will be developed, constructed and operated by PowerGas and GDF SUEZ.

“With its strategic location and sustained economic growth, Singapore represents a significant development potential for GDF SUEZ and will enable the Group to strengthen its foothold in South-East Asia, where the company already owns facilities in Thailand and Laos”, said Dirk Beeuwsaert, CEO of GDF SUEZ Energy International.

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 196,500 people worldwide and achieved revenues of €74,3 billion in 2007. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

1 Senoko portfolio:

- 1,945 MW of gas fired combined cycle power generation capacity

- 1,250 MW of oil fired steam plant power generation capacity

- 105 MW of oil fired open cycle gas turbine power generation capacity

Press contact: Tel France: +33 (0)1 47 54 24 35 Tel Belgium: +32 2 510 76 70 E-Mail: press@gdfsuez.com	Investor Relations contact: Tel: +33 (0)1 40 06 66 29 E-Mail: ir@gdfsuez.com	GDF SUEZ Energy International: External Communications Tel: +32 2 510 7069 E-Mail: katja.damman@gdfsuez.com

GDF SUEZ CORPORATE HEADQUARTERS

22, rue du Docteur Lancereaux - 75392 Paris Cedex 08 - France

Tel. +33 (0)1 57 04 00 00

GDF SUEZ - SA WITH A CAPITAL OF 2,191,532,680 EUROS - RCS PARIS 542 107 651

www.gdfsuez.com

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